Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Keen Vision Acquisition Corporation on Form S-1 Amendment No. 4, File No. 333-269659, of our report dated February 9, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Keen Vision Acquisition Corporation as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from June 18, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

July 10, 2023